

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2011

Mr. Thomas Rogers
President and Chief Executive Officer
TiVo Inc.
2160 Gold Street, P.O. Box 2160
Alviso, CA 95002

      Re: TiVo Inc.
               Form 10-K for fiscal year ended January 31, 2010
               Filed March 31, 2010
               Definitive Proxy Statement
               Filed May 28, 2010
               Form 10-Q for fiscal quarter ended October 31, 2010
               Filed December 7, 2010
               File No. 000-27141

Dear Mr. Rogers:

      We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         s/ Larry Spirgel

                         Larry Spirgel
                         Assistant Director

cc: <u>Sent via facsimile to (415) 395-8095</u>
      Keith Benson, Esq.
     Latham & Watkins LLP